EXHIBIT 99.1

HEXO Receives NYSE Listing Notification

OTTAWA, May 13, 2020 (GLOBE NEWSWIRE) -- HEXO Corp. (“HEXO”, or the “Company”) (TSX: HEXO; NYSE: HEXO) today announced that it received notification from the New York Stock Exchange (the “NYSE”) on April 7, 2020 that the Company was no longer in compliance with the NYSE's US$1.00 share price continued listing standard (the “Price Listing Standard”) as a result of the average closing price of its common shares on the NYSE falling below US$1.00 for a consecutive 30 trading-day period. The issuance of the notification was not discretionary and is sent automatically when a listed company’s share price falls below the Price Listing Standard.

Under the NYSE’s rules, the Company can regain compliance with the Price Listing Standard and avoid delisting if, within six months from the date of the NYSE notification, its common shares have a closing price on the last trading day of any calendar month and a concurrent 30 trading day average closing price of at least US$1.00 per share. If the Company has not regained compliance by the end of this six month cure period, the NYSE will commence suspension and delisting procedures. In response to the COVID-19 outbreak, the NYSE made a rule filing with the SEC which became effective on April 21, 2020 for relief on the Price Listing Standard which provides for an extension of the cure period until June 30, 2020. As a result of this ruling filing, the Company currently has until December 16, 2020 to restore compliance with the Price Listing Standard. The Company expects to restore compliance with the Price Listing Standard, and to continue to maintain access to a broad range of investors, equity capital and trading liquidity through its NYSE listing.  The Company is considering options to regain compliance, which may include a share consolidation, if necessary. The Common Shares will continue to be listed and traded on the NYSE during the applicable cure period, subject to continued compliance with the NYSE’s other continued listing standards, under the symbol “HEXO”, but the NYSE has assigned a “.BC” indicator to the symbol to denote that the Company is below the NYSE’s Price Listing Standard. This indicator will be removed at such time as the Company is deemed compliant with the NYSE’s Price Listing Standard.

Non-compliance with the Price Listing Standard does not affect the Company's business operations or its reporting requirements to any securities regulatory authorities, nor does it affect the continued listing and trading of the Common Shares on the Toronto Stock Exchange or breach or cause an event of default under any of the Company's agreements with its lenders.

About HEXO Corp

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. Through its hub and spoke business strategy, HEXO Corp is partnering with Fortune 500 companies, bringing its brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward-Looking Statement

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”), including statements relating to but not limited to: HEXO’s expectation to regain compliance with the Price Listing Standard; that if at the expiration of the applicable cure period the HEXO has not regained compliance, the NYSE will commence suspension and delisting procedures; and that non-compliance with the NYSE’s price listing standard does not affect HEXO’s business operations, its reporting requirements to any securities regulatory authorities or the continued listing and trading of HEXO’s Common Shares on the Toronto Stock Exchange. Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results.

A more complete discussion of the risks and uncertainties facing the Company appears in the Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement and in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
Jennifer Smith
1-866-438-8429
invest@HEXO.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com